UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 1001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Cogo Group, Inc. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-164699) of the Company.

On August 13, 2012, the Company announced its unaudited consolidated financial results for the three-month period ended June 30, 2012.

FINANCIAL INFORMATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2012

and December 31, 2011

			December 31,
	June 30, 2012		2011
	USD‘000	RMB‘000	RMB‘000
Assets
Current assets:
Cash	77,926	495,067	572,364
Pledged bank deposits	79,500	505,064	431,695
Accounts receivable, net	135,956	863,730	941,798
Bills receivable	9,982	63,416	39,889
Inventories	67,740	430,351	327,482
Income taxes receivable	282	1,793	1,932
Prepaid expenses and other receivables	11,580	73,566	51,507
Total current assets	382,966	2,432,987	2,366,667
Property and equipment, net	2,348	14,916	17,891
Land use rights, net	3,019	19,177	—
Intangible assets, less accumulated amortization, RMB163,916 thousand (USD25,801 thousand) in 2012 and RMB151,268 thousand in 2011	22,266	141,457	154,105
Other assets	100	633	21,325
Total Assets	410,699	2,609,170	2,559,988
Liabilities and equity
Current liabilities:
Accounts payable	28,622	181,838	121,538
Bank borrowings	124,651	791,909	854,234
Income taxes payable	2,096	13,316	16,046
Accrued expenses and other liabilities	2,166	13,759	22,593
Total current liabilities	157,535	1,000,822	1,014,411
Deferred tax liabilities	3,674	23,340	25,427
Total liabilities	161,209	1,024,162	1,039,838
Equity
Common stock: Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 42,630,169 shares in 2012, 42,309,285 shares in 2011 Outstanding: 33,881,351 shares in 2012, 33,560,467 shares in 2011	529	3,360	3,340
Additional paid in capital	222,612	1,414,255	1,382,521
Retained earnings	91,229	579,576	560,234
Accumulated other comprehensive loss	(19,727)	(125,327)	(128,254)
	294,643	1,871,864	1,817,841
Less cost of common stock in treasury, 8,748,818 shares in 2012 and 2011	(50,374)	(320,025)	(320,025)
Total Cogo Group, Inc. equity	244,269	1,551,839	1,497,816
Noncontrolling interests	5,221	33,169	22,334
Total equity	249,490	1,585,008	1,520,150
Total liabilities and equity	410,699	2,609,170	2,559,988

See accompanying notes to unaudited condensed consolidated financial statements.

F-1

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the three months ended June 30, 2012 and 2011

	Three Months ended June 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	192,861	1,225,247	869,881
Service revenue	—	—	—
	192,861	1,225,247	869,881
Cost of sales
Cost of goods sold	(179,104)	(1,137,850)	(762,873)
Cost of service	—	—	—
	(179,104)	(1,137,850)	(762,873)
Gross profit	13,757	87,397	107,008
Selling, general and administrative expenses	(6,142)	(39,023)	(48,682)
Research and development expenses	(3,779)	(24,009)	(24,381)
Other operating income (expense)	(2)	(12)	4
Income from operations	3,834	24,353	33,949
Interest expense	(1,061)	(6,741)	(3,759)
Interest income	568	3,608	3,589
Earnings before income taxes	3,341	21,220	33,779
Income tax expense	(360)	(2,286)	(3,540)
Net income	2,981	18,934	30,239
Less net income attributable to noncontrolling interests	(1,185)	(7,528)	(3,284)

Net income attributable to Cogo Group, Inc.	1,796	11,406	26,955

Earnings per share attributable to Cogo Group, Inc.
Basic	0.05	0.31	0.71
Diluted	0.05	0.31	0.70

Weighted average number of common shares outstanding
Basic		36,379,789	38,078,756
Diluted		36,379,789	38,719,290

Comprehensive income:
Net income	2,981	18,934	30,239
Other comprehensive income
Foreign currency translation adjustments	413	2,624	(2,442)
Comprehensive income	3,394	21,558	27,797

Less: comprehensive income attributable to noncontrolling interests	(1,067)	(6,783)	(3,254)
Comprehensive income attributable to Cogo Group, Inc.	2,327	14,775	24,543

See accompanying notes to unaudited condensed consolidated financial statements.

F-2

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the Six months ended June 30, 2012 and 2011

	Six Months ended June 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	360,725	2,291,688	1,553,643
Service revenue	—	—	—
	360,725	2,291,688	1,553,643
Cost of sales
Cost of goods sold	(335,582)	(2,131,953)	(1,349,497)
Cost of service	—	—	—
	(335,582)	(2,131,953)	(1,349,497)
Gross profit	25,143	159,735	204,146
Selling, general and administrative expenses	(11,778)	(74,823)	(91,013)
Research and development expenses	(7,539)	(47,898)	(46,126)
Other operating income (expense)	272	1,729	(6)
Income from operations	6,098	38,743	67,001
Interest expense	(1,906)	(12,110)	(6,862)
Interest income	1,201	7,627	6,719
Earnings before income taxes	5,393	34,260	66,858
Income tax expense	(643)	(4,082)	(7,113)
Net income	4,750	30,178	59,745
Less net income attributable to noncontrolling interests	(1,706)	(10,836)	(5,734)

Net income attributable to Cogo Group, Inc.	3,044	19,342	54,011

Earnings per share attributable to Cogo Group, Inc.
Basic	0.08	0.53	1.42
Diluted	0.08	0.53	1.39

Weighted average number of common shares outstanding
Basic		36,201,755	38,036,997
Diluted		36,201,755	38,958,170

Comprehensive income:
Net income	4,750	30,178	59,745
Other comprehensive income
Foreign currency translation adjustments	461	2,926	(3,520)
Comprehensive income	5,211	33,104	56,225

Less: comprehensive income attributable to noncontrolling interests	(1,705)	(10,835)	(5,648)
Comprehensive income attributable to Cogo Group, Inc.	3,506	22,269	50,577

See accompanying notes to unaudited condensed consolidated financial statements.

F-3

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows for the

Six months ended June 30, 2012 and 2011

	Six months ended June 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Cash flows from operating activities:
Net income	4,750	30,178	59,745
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation expense	465	2,953	3,029
Amortization of land use rights	20	131	—
Amortization of intangible assets	1,991	12,648	16,914
Deferred income taxes	(328)	(2,087)	(2,198)
Write-back of provision for doubtful accounts	—	—	(657)
Gain on disposal of property and
equipment	(278)	(1,768)	—
Share-based compensation	4,998	31,754	37,286
Change in operating assets and liabilities:
Accounts receivable, net	13,563	86,163	(104,791)
Bills receivable	(3,703)	(23,527)	(8,079)
Inventories	(15,751)	(100,066)	(153,391)
Prepaid expenses and other receivables	(3,224)	(20,482)	17,659
Accounts payable	8,928	56,719	89,179
Income taxes receivable	25	158	1,357
Income taxes payable	(447)	(2,837)	(5,526)
Accrued expenses and other liabilities	(1,552)	(9,858)	(10,578)
Net cash provided by (used in) operating activities	9,457	60,079	(60,051)
Cash flows from investing activities:
Increase in pledged bank deposits	(11,042)	(70,151)	(55,572)
Payment for acquisitions of subsidiary	—	—	(71,565)
Purchases of property and equipment	(107)	(680)	(4,389)
Net cash used in investing activities	(11,149)	(70,831)	(131,526)
Cash flows from financing activities:
Purchase of treasury stock	—	—	(31,466)
Proceeds from (repayment of) bank borrowings	(11,015)	(69,979)	73,444
Net cash provided by (used in) financing activities	(11,015)	(69,979)	41,978
Effect of exchange rate changes on cash	540	3,434	(3,326)
Net decrease in cash	(12,167)	(77,297)	(152,925)
Cash at beginning of the period	90,093	572,364	699,650
Cash at end of the period	77,926	495,067	546,725
Supplementary cash flow information:
Interest paid	1,906	12,110	6,862
Income tax paid	1,202	7,635	13,463

See accompanying notes to unaudited condensed consolidated financial statements.

F-4

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended

June 30, 2012

	Cogo Group, Inc. Stockholders
	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Noncontrolling interest	Total equity
	No of Shares outstanding	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Balance as of January 1, 2012	33,560,467	3,340	1,382,521	560,234	(128,254)	(320,025)	22,334	1,520,150
Net income	–	–	–	19,342	–	–	10,836	30,178
Foreign currency translation adjustments	–	–	–	–	2,927	–	(1)	2,926
Issuance of common stock pursuant to share-based compensation plan	320,884	20	(20)	–	–	–	–	–
Share-based compensation	–	–	31,754	–	–	–	–	31,754
Balance as of June 30, 2012	33,881,351	3,360	1,414,255	579,576	(125,327)	(320,025)	33,169	1,585,008
Balance as of June 30, 2012 (in USD)		529	222,612	91,229	(19,727)	(50,374)	5,221	249,490

Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended

June 30, 2011

	Cogo Group, Inc. Stockholders
	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Noncontrolling interest	Total equity
	No of Shares outstanding	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Balance as of January 1, 2011	35,848,764	3,332	1,315,806	716,839	(117,479)	(226,495)	15,332	1,707,335
Net income	–	–	–	54,011	–	–	5,734	59,745
Foreign currency translation adjustments	–	–	–	–	(3,434)	–	(86)	(3,520)
Issuance of common stock pursuant to share-based compensation plan	127,756	8	(8)	–	–	–	–	–
Share-based compensation	–	–	37,286	–	–	–	–	37,286
Purchase of treasury stock	(865,570)	–	–	–	–	(31,466)	–	(31,466)
Balance as of June 30, 2011	35,110,950	3,340	1,353,084	770,850	(120,913)	(257,961)	20,980	1,769,380

See accompanying notes to unaudited condensed consolidated financial statements.

F-5

COGO GROUP, INC. and SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation

The unaudited condensed consolidated financial statements of Cogo Group, Inc. (the “Company”) and its subsidiaries (the “Group”), include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the Group’s consolidated financial position, results of operations and cash flows for all periods presented.

The Company was incorporated in the Cayman Islands on April 12, 2011 under the name of “Cogo Group Cayman, Inc.” and changed its name to Cogo Group, Inc. on July 25, 2011. The Company entered into a redomestication merger with the Company’s predecessor, “Cogo Group, Inc.”, a Maryland corporation (“Cogo Maryland”). The redomestication became effective on August 4, 2011 and Cogo Maryland ceased to exist after the closing of the redomestication merger.

The Company’s consolidated financial position, results of operations and cash flows included in the accompanying unaudited condensed consolidated financial statements for the period before August 4, 2011 relate to those of the Company’s predecessor, Cogo Maryland.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.

The Group has experienced, and expects to continue to experience, seasonal fluctuations in net revenue, which have historically been lowest in the first quarter of the year due to the Chinese New Year holiday season period and are typically highest in the fourth quarter of the year due to the desire by original equipment manufacturers (“OEMs”) and other customers to spend the remaining allocated annual budgets. Consequently, the Group’s financial position, operating results, cash flows and trends in these unaudited condensed consolidated financial statements are not necessarily indicative of future results that may be expected for any other interim period or for the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The accompanying unaudited condensed consolidated financial statements are expressed in Renminbi (“RMB”), the national currency of the People’s Republic of China (the “PRC”). For the convenience of the reader, the June 30, 2012 RMB amounts, included in the accompanying unaudited condensed consolidated financial statements have been translated into United States dollars (“USD”) at the rate of USD1.0000 = RMB6.3530. No representation is made that the RMB could have been, or could be, converted into USD at that rate or at any particular rate or at all.

Note 2 – Summary of Significant Accounting Policies

The Company has evaluated that the recently issued accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), in which are effective for adoption by the Company, have no significant impacts to the unaudited condensed consolidated financial statements. The Company has also evaluated the impact of recently issued accounting pronouncements issued by FASB that are not yet effective will not have a material impact on the financial position or results of operations upon adoption by the Company.

F-6

Note 3 – Accounts Receivable, Net

	June 30,		December 31,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Accounts receivable	147,859	939,347	1,017,415
Less: allowance for doubtful accounts	(11,903)	(75,617)	(75,617)
Accounts receivable, net	135,956	863,730	941,798

An analysis of the allowance for doubtful accounts is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Beginning Balance	75,617	72,892	75,617	73,292
Additional charged to allowance for doubtful accounts	—	18	—	18
Write back on allowance for doubtful accounts	—	(275)	—	(675)
Ending Balance	75,617	72,635	75,617	72,635

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

The Group records the transfers of accounts receivable pursuant to a factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) as sales when it is considered to have surrendered control of such receivables under the provisions of ASC 860, Transfers and Servicing. For the three and six months ended June 30, 2012 and 2011, the Group received proceeds from the sale of accounts receivable amounting to RMB163,272 thousand (USD25,700 thousand) and RMB306,370 thousand, respectively and RMB395,020 thousand (USD62,179 thousand) and RMB367,773 thousand, respectively. In addition, the Group recorded interest expense amounting to RMB1,725 thousand (USD272 thousand) and RMB1,514 thousand, respectively, and RMB3,089 thousand (USD486 thousand) and RMB1,759 thousand, respectively, in respect of the factored accounts receivable for the three and six months ended June 30, 2012 and 2011. As of June 30, 2012 and December 31, 2011, the Group has factored accounts receivable which have not yet settled by the debtors to BOC amounting to RMB251,815 thousand (USD39,637 thousand) and RMB259,309 thousand respectively. As of June 30, 2012 and December 31, 2011, the Group has not accrued a recourse liability since the estimated fair value of the recourse obligation was immaterial.

Note 4 – Bills Receivable

To reduce the Group’s credit risk, the Group requires certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable are short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

In certain circumstances, the Group has arranged to transfer with recourse certain of its bills receivable to banks. Under this discounting arrangement, the bank pays a discounted amount to the Group and collects the amounts owed from the customers’ banks. The discount costs 6.0% to 7.0% of the balance transferred, which is recorded as “interest expense”.

The Group has not discounted any bills receivable during the three months and six months ended June 30, 2012. For the three and six months ended June 30, 2011, the Group received proceeds, net of discount, from the sale of bills receivable amounting to RMB22,443 thousand and RMB28,695 thousand, respectively. In addition, the Group recorded discounts amounting to RMB383 thousand and RMB486 thousand, respectively, in respect of the bills receivable sold for the three months and six months ended June 30, 2011.

For bills receivable sold to banks that the Group has surrendered control, the Group derecognized the discounted bills receivable pursuant to the provisions of ASC 860. As of June 30, 2012, the Group has not derecognized discounted bills receivable. As of December 31, 2011, the Group has derecognized discounted bills receivable amounting to RMB12,162 thousand in accordance with ASC 860.

F-7

Note 5 – Inventories

Inventories are stated at the lower of cost or market.  Cost is determined by the first-in, first-out method.  Cost of inventories comprises direct materials.  Inventories by major categories are as follows:

	June 30,		December 31,
	2012		2011
	USD’000	RMB’000	RMB’000
Raw materials	77	489	733
Finished goods	67,663	429,862	326,749
Total inventories	67,740	430,351	327,482

Inventories amounting to RMB1,570 thousand (USD247 thousand) were written off during the three months and six months ended June 30, 2012. Inventories amounting to RMB63 thousand were written off during the three months and six months ended June 30, 2011.

Note 6 - Property And Equipment, Net

Property and equipment is stated at cost less depreciation and if applicable, impairment.  Property and equipment consists of the following:

	June 30,		December 31,
	2012		2011
	USD’000	RMB’000	RMB’000
Property and equipment, at cost	7,700	48,924	51,974
Less: accumulated depreciation	(5,352)	(34,008)	(34,083)
Property and equipment, net	2,348	14,916	17,891

Note 7 - Land Use Rights, Net

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC for a specified contractual term.   Land use rights are carried at cost, less accumulated amortization.   Amortization is calculated using the straight-line method over the lives of the rights of 50 years.

	June 30,		December 31,
	2012		2011
	USD’000	RMB’000	RMB’000
Land use rights, at cost	3,039	19,308	—
Less: accumulated amortization	(20)	(131)	—
Land use rights, net	3,019	19,177	—

Amortization expense for land use rights was RMB98 thousand (USD15 thousand) and RMB131 thousand (USD 20 thousand) for the three months and six months ended June 30, 2012, respectively.  No amortization expense for land use rights was recognized for the three months and six months ended June 30, 2011.

F-8

Note 8 – Intangible Assets

The changes in the carrying amount of intangible assets for the period ended June 30, 2012 is as follows:

RMB’000
Balance as of January 1, 2012	154,105
Amortization of intangible assets	(12,648)
Balance as of June 30, 2012	141,457
Balance as of June 30, 2012 (in USD)	22,266

Note 9 – Pledged Bank deposits, Bank Borrowings and Banking Facilities

The Group entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited, BOC, Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). As of June 30, 2012 and December 31, 2011, the aggregate credit limit of these facilities amounted to RMB1,527,071 thousand (USD240,370 thousand) and RMB1,431,862 thousand, respectively. These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement as disclosed in note 3. The credit limit and the respective secured deposits for the accounts receivable factoring agreement share the same credit limit with the banking facility with BOC.

As of June 30, 2012 and December 31, 2011, the total outstanding bank borrowings amounted to RMB791,909 thousand (USD124,651 thousand) and RMB854,234 thousand, respectively. The weighted average interest rate on outstanding bank borrowings as of June 30, 2012 was 2.3% (December 31, 2011: 2.2%). The aggregate amount of funds secured as pledged deposits with the respective banks as of June 30, 2012 and December 31, 2011 amounted to RMB505,064 thousand (USD79,500 thousand) and RMB431,695 thousand, respectively.

As of June 30, 2012 and December 31, 2011, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreement with BOC) amounted to RMB483,347 thousand (USD76,082 thousand) and RMB318,319 thousand, respectively.

Note 10 – Accrued Expenses and Other Liabilities, and Other Non-Current Liabilities

Accrued expenses and other liabilities, and other non-current liabilities consist of the following:

	June 30,		December 31,
	2012		2011
	USD’000	RMB’000	RMB’000
Legal and professional fees	322	2,045	2,438
Accrued staff related costs	279	1,771	12,109
Other accruals	1,565	9,943	8,046
Accrued expenses and other liabilities	2,166	13,759	22,593

Note 11 – Share-Based Compensation

During the three months ended June 30, 2012 and 2011, the Company recognized share-based compensation expense for awards issued under the 2006 Incentive Plan and the 2009 Omnibus Securities and Incentive Plan (the “2009 Incentive Plan”) of RMB16,321 thousand (USD2,569 thousand) and RMB18,367 thousand, respectively. During the six months ended June 30, 2012 and 2011, the Company recognized share-based compensation expense for awards issued under the 2006 Incentive Plan and the 2009 Incentive Plan of RMB31,754 thousand (USD4,998) and RMB37,286 thousand, respectively. A detailed description of the Company’s share-based compensation awards is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.

F-9

(a) Options under the 2004 Incentive Plan

Under the Company’s 2004 Incentive Plan, the Company issued options to purchase shares of the Company’s common stock. The options granted under the 2004 Incentive Plan had a weighted average exercise price per option of USD4.08 and weighted average remaining contractual term of approximately 3 years as of June 30, 2012.  During the three months and six months ended June 30, 2012 and 2011, no share options under the 2004 Incentive Plan were exercised.  As of June 30, 2012, 1,184,769 options were outstanding under the 2004 Incentive Plan.

(b) Non-vested share units

A summary of non-vested share units activity is as follows:

	2006 Incentive Plan		2009 Incentive Plan
	Shares	Weighted average grant-date fair value	Shares	Weighted average grant-date fair value
Balance as of January 1, 2012	388,653	6.36	1,952,861	7.18
Vested	(155,460)	6.36	(559,462)	7.01
Balance as of June 30, 2012	233,193	6.36	1,393,399	7.25

(c) Shares with performance and market conditions

A summary of share activity is as follows:

	2009 Incentive Plan
	Shares	Weighted average grant-date fair value
		USD
Balance as of January 1, 2012	640,000	6.34
Vested	-	-
Balance as of June 30, 2012	640,000	6.34

Note 12 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Numerator for basic and diluted earnings per share:
Net income attributable to Cogo Group, Inc.	11,406	26,955	19,342	54,011
Denominator:
Basic weighted average shares	36,379,789	38,078,756	36,201,755	38,036,997
Effect of dilutive non-vested equity share units, performance shares, options and warrants	-	640,534	-	921,173
Diluted weighted average shares	36,379,789	38,719,290	36,201,755	38,958,170

	RMB	RMB	RMB	RMB
Basic earnings per share:	0.31	0.71	0.53	1.42
Diluted earnings per share:	0.31	0.70	0.53	1.39

F-10

Note 13 – Operating Segment Information

Segment information is as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Net revenue
Product sales
Revenue from external customers
Digital media	463,367	374,233	864,877	749,016
Telecommunications equipment	537,335	323,996	1,025,761	476,766
Industrial business	224,545	171,652	401,050	327,861
	1,225,247	869,881	2,291,688	1,553,643
Service revenue
Inter-segment revenue	2,316	6,093	3,648	6,093

Income from operations
Product sales	45,256	66,711	78,563	111,981
Service revenue	(41)	—	(34)	—
Unallocated (note i)	(20,862)	(32,762)	(39,786)	(44,980)
Total income from operations	24,353	33,949	38,743	67,001
Interest expense	(6,741)	(3,759)	(12,110)	(6,862)
Interest income	3,608	3,589	7,627	6,719
Earnings before income taxes	21,220	33,779	34,260	66,858

	June 30, 2012	December 31, 2011
	RMB’000	RMB’000
Total assets
Product sales	2,594,386	2,544,840
Service revenue	12,856	12,739
Unallocated (note ii)	1,928	2,409
	2,609,170	2,559,988

_________

Note i:  Unallocated income from operations includes items such as corporate staff and overheads.

Note ii:  Unallocated assets mainly include cash for corporate use.

F-11

Note 14 – Comprehensive Income

The following table reconciles equity attributable to noncontrolling interest:

	Three Months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Beginning balance	26,386	17,726	22,334	15,332
Net income attributable to noncontrolling interest	7,528	3,284	10,836	5,734
Foreign currency translation adjustments	(745)	(30)	(1)	(86)
Ending balance	33,169	20,980	33,169	20,980

Note 15 – Fair Value Measurement

The fair values of pledged bank deposits, accounts receivable, accounts payable, bank borrowings and accrued expenses and other liabilities approximated the respective carrying amounts because of the short maturity of these instruments. The Group adopted ASC 820-10, Fair Value Measurements and Disclosures, for the nonfinancial assets and liabilities that are remeasured at fair value on a nonrecurring basis.

Note 16 – Commitments and Contingencies

Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, the Group entered into a note subscription and share purchase agreement to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000 thousand; and to subscribe to a convertible note to be issued by Goldshare for RMB20,000 thousand. The note is convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group. The Group has not completed the acquisition of Goldshare because the closing conditions that requires Goldshare to transfer certain businesses to be required by the Group to newly incorporated entities, is not yet completed.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare.

Land use rights commitment

The Group entered into a land use rights agreement with the PRC government in Shenzhen on August 18, 2011. The Group paid RMB19,308 thousand (equivalent to USD2,985 thousand as of the purchase date) for the purchase of such land use rights. Pursuant to the land use rights agreement, the Group is required to develop on the piece of land a new headquarter for research and development purposes for the Group before August 18, 2013 and the Group is required to contribute a minimum of RMB500,000 thousand (USD78,703 thousand) for the land development.

F-12

Note 17 – Proposed acquisition of certain subsidiaries of the Group by the Chief Executive Officer and Chairman

On March 15, 2012, Chief Executive Officer and Chairman of the Company, Jeffrey Kang, proposed to the Company’s Board of Directors that he would purchase a series of operating entities of the Group, including Comtech (China) Holding, Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited, Comtech Software Technology (Shenzhen) Company Limited, Comtech (HK) Holding, Comtech International (HK) Company Limited, Hong Kong JJT Limited, Alphalink Global Limited and Epcot Multimedia Technology (Shenzhen) Limited. Under the proposal, the total purchase price is to be based on the results of an appraisal by an independent appraisal firm. The Company’s Board of Directors has authorized the audit committee which is comprised of the independent directors to review the proposed transaction. The audit committee has not yet approved the proposed transaction and therefore it has not been completed.

F-13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This commentary should be read in conjunction with Cogo Group, Inc. (the “Company”) and its subsidiaries’ (together, “we,” “us,” “our” or the “Group”) unaudited condensed consolidated financial statements for the period ended June 30, 2012 and 2011 as well as the Group’s consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011.

Portions of the discussion and analysis below contain certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our plans and objectives for future expansion, including our new digital consumer electronic and storage solution products; expectations for the domestic wireless handset, telecommunications equipment, consumer electronic and storage solution end-markets in the People’s Republic of China (the “PRC”); anticipated margins for our solutions; general and cyclical economic and business conditions, and, in particular, those in the PRC’s wireless handset, telecommunications equipment and consumer electronics industries; our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers; changes in the favorable tax incentives enjoyed by our PRC operating companies; and other statements containing forward looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “projects,” “looking forward” or similar terms, variations of such terms or the negative of such terms. Such information is based upon various assumptions made by, and expectations of, our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that actual results will meet expectations and actual results may vary (perhaps materially) from certain of the results anticipated herein. For a further description of these and other risks and uncertainties, see the most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings.

Overview

We provide customized module design solutions for a diverse set of applications and end-markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the PRC. Our customized module design solutions allow our customers to take advantage of technology components from reputable suppliers in an efficient and cost-effective manner, effectively reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams provides us with a unique understanding of their needs, enabling us to customize our suppliers’ technology components with module designs that meet our customers’ needs. In addition, we offer technology and engineering services as well as software design services in the PRC.

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablets. In the telecommunications equipment end-market, we provide solutions for public switched telephone network or PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, which we entered in early 2008, we provide industrial solutions for the green energy, smart meter, smart grid, railways, healthcare and auto-electronics sectors. Currently, we have approximately 2,000 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leaders like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, Sandisk, Freescale Semiconductor and Atmel. Additionally, in October 2006 we became one of the first PRC-based companies to license software technology and have access to selected source codes relating to digital media directly from Microsoft. After our January 2011 acquisition of MDC Tech International Holdings Limited (“MDC”), we began to work with hospitals in the PRC for the sales of medical and healthcare equipment and systems.

1

We have two reportable operating segments: product sales consisting of revenues generated by providing customized module design solutions focusing primarily in the digital media, telecommunications equipment and industrial business end-markets, as well as the distribution of medical and healthcare equipment under the industrial business end-market, and service revenue, generated by providing technology and engineering services, network system integration and related training and maintenance services. We have not generated service revenue since 2010 because we have been focusing on the fast-growing telecommunications equipment and industrial business end-markets for the three months ended June 30, 2012 and 2011.

On March 15, 2012, Chief Executive Officer and Chairman of the Company, Jeffrey Kang, proposed to the Company’s Board of Directors that he would purchase a series of operating entities of the Group, including Comtech (China) Holding, Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited, Comtech Software Technology (Shenzhen) Company Limited, Comtech (HK) Holding, Comtech International (HK) Company Limited, Hong Kong JJT Limited, Alphalink Global Limited and Epcot Multimedia Technology (Shenzhen) Limited. Under the proposal, the total purchase price is to be based on the results of an appraisal by an independent appraisal firm. The Company’s Board of Directors has authorized the audit committee which is comprised of the independent directors to review the proposed transaction. The audit committee has not yet approved the proposed transaction and therefore it has not been completed.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Over the second quarter of 2012, telecommunications equipment related sales, which have generally lower profit margins than our digital module related sales and our industrial business module related sales, constituted a significantly greater portion of our total net revenue as compared to the previous quarters.

Growth in end-market industries. The rapid growth of the domestic telecommunications equipment, industrial business and digital media end-markets has been important growth drivers for the PRC’s electronics manufacturing industries. Specific markets that we expect to experience continued growth are the data communications market, consisting of asymmetric digital subscriber line (ADSL) modems and Voice over Internet Protocol (VoIP) equipment; the routers and network security equipment markets; the optical transmission systems market; the fixed line telecommunications network market, as well as the digital media market particularly relating to digital TV and GPS applications. Increased domestic consumer spending power has contributed to rapid growth in these markets. This growth in domestic consumer spending power in turn has driven, and we believe will continue to drive, growth in the electronics manufacturing businesses supporting hardware OEMs, including those engaged in the customized design of module solutions such as ourselves. However, these industries and the respective domestic manufacturers that operate in these industries may not continue to grow their sales at historical levels, if at all. The stagnation or reduction in overall demand for telecommunications equipment, industrial business and digital media products could materially affect our results of operations.

Increase in exports. We believe that the development of a highly-skilled, low-cost manufacturing base has also enabled the PRC’s domestic telecommunications equipment and digital consumer electronics manufacturers to be competitive in the global marketplace. As an example, ZTE, a major manufacturer of telecommunications equipment in the PRC, as well as other telecommunications equipment manufacturers, have also begun to expand overseas. We believe that growth in the export market will likely have a positive effect on our results of operations and financial condition, as it should increase the demand for our solutions.

Growth by entering new end-markets, strengthening in-house capabilities and leveraging our customer base. In 2008, we began targeting the industrial business end-market by providing industrial solutions for the green energy and auto-electronics sectors. In 2011, after our acquisition of MDC, we began to sell medical and healthcare equipment and systems to PRC hospitals. The revenues generated from the industrial business-end market have grown from RMB171,652 thousand in the second quarter of 2011 to RMB224,545 thousand (USD35,345 thousand) in the second quarter of 2012.  We anticipate that sales related to the industrial business end-market will generally have higher profit margins than our digital media and telecommunications equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end-markets that we believe represent significant growth opportunities, including sales of the medical and healthcare equipment and system in the current period.

2

Our success in the industrial business end-market will depend, in significant part, on our ability to leverage our existing customer base. We expect to continue to incur additional research and development expenses, through hiring additional engineering personnel to develop new solutions and expanding our intellectual property and technological capabilities, to meet the needs of our customers that have expanded into or are expected to expand into the industrial business end-market.

General economic and market conditions. Due to difficult market conditions, the level of consumer and information technology spending has declined and reduced the demand for our mobile handsets since the third quarter of 2008. Furthermore, our profit margins have been reduced since we strategically lowered our pricing in order to grow the business in a slowing economic environment. Our other businesses, such as industrial business and digital media products, continue to show solid growth, driven by stable infrastructure investments in the PRC.

Net Revenue

Product sales

For our product sales segment, we do not charge our customers an independent design fee. Instead, our business model is to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we pay our suppliers for these components and our sales price to the customer for these components compensates us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in the Company’s unaudited condensed consolidated statements of income and comprehensive income.

Our broad and diversified customer base includes many of the major telecommunications equipment, industrial business and digital consumer electronics manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international market. Subsequent to the January 2011 acquisition of MDC, our customers also include PRC hospitals.

Our net revenue is subject to seasonal fluctuation and periods of increased demand. All product module sales are typically highest in the fourth quarter of the year due to desire by OEMs and other customers to spend remaining budgets allocated for a given period, usually on an annual basis. Net revenue has historically been lowest in the first quarter of the year due to the Chinese New Year holiday and the general reduction in sales following the holiday season. The digital media industry also experiences cyclical fluctuations, as well as fluctuations in how quickly certain new digital media products and technologies are adopted by the market. These sales patterns may not be indicative of future sales performance.

Service Revenue

Although we have provided technology and engineering services, and related training and maintenance services to our customers in the past, we have not generated any such revenue since 2010. If we generate such revenues in the future, it would be recognized when our services are rendered and acknowledged by our customers. Any service revenue would be net of business tax.

3

Cost of Sales

Our cost of sales is comprised of cost of goods sold and cost of service.

Cost of Goods Sold

Cost of goods sold primarily consists of the purchase of components and equipment from suppliers. We develop our customized module design solutions based on specific technology components purchased from suppliers in our target end-markets. Our list of over 30 key suppliers includes Broadcom (integrated circuit and Bluetooth), Sandisk (flash memory), Freescale Semiconductor (automotive solutions), Atmel (industrial solutions), Xilinx (industrial solutions) and Philips (medical and healthcare equipment). We typically issue purchase orders to our suppliers only after we have received customer orders, enabling us to maintain low inventory levels and, in turn, minimize risks typically associated with holding inventory. If we lose a key supplier, or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demands for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. Even if we are able to find a replacement supplier, we may be required to redevelop the customized module design solution to effectively incorporate the replacement components.

Cost of Service

If we generate revenue from services, cost of service would consist of direct staff costs and other direct related costs for providing engineering and technology services including training and materials.

Operating Expenses

Selling, General and Administrative Expenses

Our selling expenses include expenditures to promote our new module solutions and gain a larger customer base, personnel expenses and travel and entertainment costs related to sales and marketing activities, and freight charges. We expense all these expenditures as they are incurred. Selling expenses are expected to continue to grow in the future as we diversify by developing and acquiring new design capabilities and expanding into new end-markets. Also included in selling expenses are allowances for doubtful accounts.

General and administrative expenses include compensation and benefits for our general and administrative staff, professional fees, amortization of intangible assets and general travel and entertainment costs. We expense all general and administrative expenses as they are incurred. We expect that general and administrative expenses will continue to increase for the foreseeable future as a result of our expected continued growth and the continuing costs of complying with U.S. rules and regulations necessary to maintain our listing in the United States.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related costs of the employees engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expense research and development expenses as they are incurred. As of June 30, 2012, we had approximately 361 engineers and other technical employees engaged in research and development related activities to develop new customized module design solutions targeted at the telecommunications equipment, industrial business and digital media industries.

Noncontrolling Interest

Noncontrolling interest consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband Corporation Limited (“Comtech Broadband”) and Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”), respectively.

4

Taxation

Our following PRC subsidiaries are enjoying tax holidays during 2012:

•	Comloca Technology (Shenzhen) Company Limited and Shenzhen Huameng Software Company Limited, being production oriented foreign investment enterprises, are subject to income tax at 12.5% for 2012.

•	Mega Sky (Shenzhen) Limited and Mega Smart (Shenzhen) Limited, being software and integrated circuit design enterprises, are each granted a 2+3 tax holiday during 2010. They are subject to income tax at 12.5% for 2012.

Our effective tax rates were 10.8% and 10.5% for the three months ended June 30, 2012 and 2011, respectively. The effective income tax rate for the three months ended June 30, 2012 differ from the PRC statutory income tax rate of 25% primarily due to the effect of tax holidays and the effect of non-deductible share-based compensation cost.

Our PRC subsidiaries have cash balances of RMB442,372 thousand (USD69,632 thousand) and RMB536,102 thousand as of June 30, 2012 and December 31, 2011, respectively, which are planned to be permanently reinvested in the PRC. Distributions from our PRC subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable foreign tax credits. Due to our policy of indefinitely reinvesting our earnings in our PRC business, we have not provided for deferred tax liabilities on undistributed earnings of our PRC subsidiaries.

As of and for the three months ended June 30, 2012, we did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Overview

The following table sets forth information regarding the breakdown of revenues and income from operations between our product sales segment and service revenue segment:

	Three months ended June 30,
	2012	2012	2011
	USD’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	72,936	463,367	374,233
Telecommunications equipment	84,580	537,335	323,996
Industrial business	35,345	224,545	171,652
Service revenue	—	—	—
Total net revenue	192,861	1,225,247	869,881

Net Revenue. Total net revenue increased by RMB355,366 thousand (USD55,937 thousand), or 40.9% in the three months ended June 30, 2012 when compared to the corresponding period in 2011. The increase was mainly due to the continued expansion in all end-markets especially the telecommunications equipment end-market during the period.

5

Product Sales

Details of product sales by market type are as follows:

	Three months ended June 30,
	2012			2011
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Digital media	72,936	463,367	37.8%	374,233	43.0%	23.8%
Telecommunications equipment	84,580	537,335	43.9%	323,996	37.3%	65.8%
Industrial business	35,345	224,545	18.3%	171,652	19.7%	30.8%
Total product sales	192,861	1,225,247	100.0%	869,881	100.0%	40.9%

Product sales for the three months ended June 30, 2012 was RMB1,225,247 thousand (USD192,861 thousand), being RMB355,366 thousand (USD55,937 thousand), or 40.9%, higher than the corresponding period in 2011. Digital media sales increased by RMB89,134 thousand (USD14,030 thousand), or 23.8%; telecommunications equipment related sales increased by RMB213,339 thousand (USD33,581 thousand), or 65.8%; and industrial business related sales increased by RMB52,893 thousand (USD8,326 thousand), or 30.8%. The increase in product sales was mainly attributable to the increase in sales in the telecommunications equipment end-market resulting from the increase in investments in the 3G telecommunications infrastructure in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some large customers and the promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access.

Service Revenue.

No service revenue was generated from our external customers as our Group focused on the fast-growing telecommunications equipment and industrial business end-markets for the three months ended June 30, 2012 and 2011.

Gross Profit. Gross profit was RMB87,397 thousand (USD13,757 thousand) in the three months ended June 30, 2012, a decrease of RMB19,611 thousand (USD3,087 thousand), or 18.3% when compared to RMB107,008 thousand in the corresponding period in 2011. Gross margin was 7.1% in the three months ended June 30, 2012, compared to 12.3% in the corresponding period in 2011. The decrease in gross profit and gross margin was mainly due to the change in revenue mix to increased sales of digital media and telecommunications equipment which has a lower margin.

Selling, General and Administrative and R&D Expenses. Selling, general and administrative and R&D expenses were RMB63,032 thousand (USD9,921 thousand) in the three months ended June 30, 2012, or 13.7% lower than the corresponding period in 2011. Expenses for the three months ended June 30, 2012 and 2011 are as follows:

	Three months ended June 30,
	2012			2011
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Selling expenses	1,819	11,545	0.9%	15,860	1.8%	(27.2)%
General and administrative expenses	4,323	27,478	2.2%	32,822	3.8%	(16.3)%
R&D expenses	3,779	24,009	2.0%	24,381	2.8%	(1.5)%
Total	9,921	63,032	5.1%	73,063	8.4%	(13.7)%

Selling, General and Administrative Expenses. The decrease in selling expenses in the three months ended June 30, 2012 of RMB4,315 thousand (USD679 thousand), or 27.2%, was mainly attributable to a decrease in staff costs and transportation as a result of more efficient use of labor and logistic arrangements.

6

The decrease in general and administrative expenses of RMB5,344 thousand (USD841 thousand), or 16.3%, was primarily attributable to a decrease in amortization of intangibles, as a result of several intangibles being fully amortized.

R&D Expenses.  R&D expenses decrease in the three months ended June 30, 2012 by RMB372 thousand (USD59 thousand), or 1.5%, as compared to the corresponding period in 2011.  R&D expenses mainly consist of staff cost and R&D facility charges, and the decrease was primarily attributable to a decrease in stock-based compensation cost of RMB183 thousand (USD29 thousand) as compared to the corresponding period in 2011.

Interest Expense. Interest expense increased in the three months ended June 30, 2012 by RMB2,982 thousand (USD469 thousand) or 79.3%, as compared to the corresponding period in 2011. The increase in interest expense was attributable to an increase in interest rates and average bank borrowings as compared to the corresponding period in 2011.

Interest Income. Interest income in the three months ended June 30, 2012 amounted to RMB3,608 thousand (USD568 thousand), compared to RMB3,589 thousand in the corresponding period in 2011. The slight increase was mainly attributable to an increase in interest rates as compared to the corresponding period in 2011.

Income Tax Expense. The effective income tax rates for the three months ended June 30, 2012 and 2011 were at 10.8% and 10.5%, respectively. The increase in the effective income tax rate is mainly attributable to the increase in the income tax rate of certain of the Group’s PRC subsidiaries from 24% in 2011 to 25% in 2012, as well as the expiry of tax holiday for certain of the Group’s PRC subsidiaries during the period.

Net Income; Earnings per share. As a result of the above items, net income attributable to Cogo Group, Inc. for the three months ended June 30, 2012 was RMB11,406 thousand (USD1,796 thousand), as compared to RMB26,955 thousand in the corresponding period in 2011. We reported basic per share earnings of RMB0.31 (USD0.05) and diluted earnings per share of RMB0.31 (USD0.05) for the three months ended June 30, 2012, as compared to basic earnings per share of RMB0.71 and diluted earnings per share of RMB0.70 for the corresponding period in 2011.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Overview

The following table sets forth information regarding the breakdown of revenues and income from operations between our product sales segment and service revenue segment:

	Six months ended June 30,
	2012	2012	2011
	USD’000	RMB’000	RMB’000
Net revenue
Product sales
Digital media	136,136	864,877	749,016
Telecommunications equipment	161,461	1,025,761	476,766
Industrial business	63,128	401,050	327,861
Service revenue	—	—	—
Total net revenue	360,725	2,291,688	1,553,643

Net Revenue. Total net revenue increased by RMB738,045 thousand (USD116,173 thousand), or 47.5% in the six months ended June 30, 2012 when compared to the corresponding period in 2011. The increase was mainly due to the continued expansion in all end-markets especially the telecommunications equipment end-market during the period.

7

Product Sales

Details of product sales by market type are as follows:

	Six months ended June 30,
	2012			2011
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Digital media	136,136	864,877	37.7%	749,016	48.2%	15.5%
Telecommunications equipment	161,461	1,025,761	44.8%	476,766	30.7%	115.2%
Industrial business	63,128	401,050	17.5%	327,861	21.1%	22.3%
Total product sales	360,725	2,291,688	100.0%	1,553,643	100.0%	47.5%

Product sales for the six months ended June 30, 2012 was RMB2,291,688 thousand (USD360,725 thousand), being RMB738,045 thousand (USD116,173 thousand), or 47.5%, higher than the corresponding period in 2011. Digital media sales increased by RMB115,861 thousand (USD18,237 thousand), or 15.5%; telecommunications equipment related sales increased by RMB548,995 thousand (USD86,415 thousand), or 115.1%; and industrial business related sales increased by RMB73,189 thousand (USD11,520 thousand), or 22.3%. The increase in product sales was mainly attributable to the increase in sales in the telecommunications equipment end-market resulting from the increase in investments in the 3G telecommunications infrastructure in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some large customers and the promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access.

Service Revenue.

No service revenue was generated from our external customers as our Group focused on the fast-growing telecommunications equipment and industrial business end-markets for the six months ended June 30, 2012 and 2011.

Gross Profit. Gross profit was RMB159,735 thousand (USD25,143 thousand) in the six months ended June 30, 2012, a decrease of RMB44,411 thousand (USD6,991 thousand), or 21.8% when compared to RMB204,146 thousand in the corresponding period in 2011. Gross margin was 7.0% in the six months ended June 30, 2012, compared to 13.1% in the corresponding period in 2011. The decrease in gross profit and gross margin was mainly due to the change in revenue mix to increased sales of digital media and telecommunications equipment which has a lower margin.

Selling, General and Administrative and R&D Expenses. Selling, general and administrative and R&D expenses were RMB122,721 thousand (USD19,317 thousand) in the six months ended June 30, 2012, or 10.5% lower than the corresponding period in 2011. Expenses for the six months ended June 30, 2012 and 2011 are as follows:

	Six months ended June 30,
	2012			2011
	Amount		% of Net Revenue	Amount	% of Net Revenue	% Change
	USD’000	RMB’000		RMB’000
Selling expenses	3,419	21,719	0.9%	28,175	1.8%	(22.9)%
General and administrative expenses	8,359	53,104	2.3%	62,838	4.0%	(15.5)%
R&D expenses	7,539	47,898	2.1%	46,126	3.0%	3.8%
Total	19,317	122,721	5.3%	137,139	8.8%	(10.5)%

Selling, General and Administrative Expenses. The decrease in selling expenses in the six months ended June 30, 2012 of RMB6,456 thousand (USD1,016 thousand), or 22.9%, was mainly attributable to a decrease in staff costs and transportation as a result of more efficient use of labor and logistic arrangements.

8

The decrease in general and administrative expenses of RMB9,734 thousand (USD1,532 thousand), or 15.5%, was primarily attributable to a decrease in stock-based compensation cost, as a result of not meeting the performance thresholds due to the decrease in gross profit and the resulting decrease in earnings per share as mentioned above. A decrease in amortization of intangibles, as a result of several intangibles being fully amortized also contributed to the decrease in general and administrative expenses.

R&D Expenses.  R&D expenses increased in the six months ended June 30, 2012 by RMB1,772 thousand (USD279 thousand), or 3.8%, as compared to the corresponding period in 2011.  R&D expenses mainly consist of staff cost and R&D facility charges, and the increase was primarily attributable to an increase in stock-based compensation cost of RMB1,945 thousand (USD306 thousand) as a result of the full-period effect of amortization recognized in the current period as compared to the corresponding period in 2011 and partly offset by a decrease in rental expense.

Interest Expense. Interest expense increased in the six months ended June 30, 2012 by RMB5,248 thousand (USD826 thousand) or 76.5%, as compared to the corresponding period in 2011. The increase in interest expense was attributable to an increase in interest rates and average bank borrowings as compared to the corresponding period in 2011.

Interest Income. Interest income in the six months ended June 30, 2012 amounted to RMB7,627 thousand (USD1,201 thousand), compared to RMB6,719 thousand in the corresponding period in 2011. The slight increase was mainly attributable to an increase in interest rates as compared to the corresponding period in 2011.

Income Tax Expense. The effective income tax rates for the six months ended June 30, 2012 and 2011 were at 11.9% and 10.6%, respectively. The increase in the effective income tax rate is mainly attributable to the increase in the income tax rate of certain of the Group’s PRC subsidiaries from 24% in 2011 to 25% in 2012, as well as the expiry of tax holiday for certain of the Group’s PRC subsidiaries during the period.

Net Income; Earnings per share. As a result of the above items, net income attributable to Cogo Group, Inc. for the six months ended June 30, 2012 was RMB19,342 thousand (USD3,044 thousand), as compared to RMB54,011 thousand in the corresponding period in 2011. We reported basic per share earnings of RMB0.53 (USD0.08) and diluted earnings per share of RMB0.53 (USD0.08) for the six months ended June 30, 2012, as compared to basic earnings per share of RMB1.42 and diluted earnings per share of RMB1.39 for the corresponding period in 2011.

Liquidity and Capital Resources

Cash flows and working capital

Our accounts payable cycle typically averages approximately one month, whereas our receivables cycle typically averages approximately three to four months. Accordingly, working capital, being current assets less current liabilities, is needed to fund this timing difference.

In 2011, the Group has entered into a land use rights agreement with the PRC government in Shenzhen on August 18, 2011. The Group paid RMB19,308 as deposit for the purchase of the land use rights. Pursuant to the land use rights agreement, the Group is required to develop on the piece of land a new headquarter for research and development purposes for the Group before August 18, 2013 and the Group is required to contribute a minimum of RMB500,000 (USD78,703) for the land development. As of June 30, 2012, apart from the cash payable in relation to our acquisition of the subsidiaries and below land development agreement, we had no material commitments for capital expenditures.

As of June 30, 2012, we had approximately RMB495,067 thousand (USD77,926 thousand) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

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As of June 30, 2012, we had working capital of RMB1,432,540 thousand (USD225,490 thousand), including RMB495,067 thousand (USD77,926 thousand) in cash, as compared with working capital RMB1,352,256 thousand, including RMB572,364 thousand in cash, as of December 31, 2011.

Operating activities provided cash of RMB60,079 thousand (USD9,457 thousand) for the six months ended June 30, 2012, compared to cash used of RMB60,051 thousand in the corresponding period in 2011. The increase in cash provided in operating activities as compared to the same period of the prior year was primarily due to the decrease in net accounts receivable balance and increase in accounts payable balance.

Investing activities used RMB70,831 thousand (USD11,149 thousand) for the six months ended June 30, 2012, increase of pledged deposits of RMB70,151 thousand (USD11,042 thousand) and purchases of property and equipment of RMB680 thousand (USD107 thousand). Investing activities used RMB131,526 thousand for the six months ended June 30, 2011, mainly for the acquisitions of subsidiaries of RMB71,565 thousand.

Financing activities used cash of RMB69,979 thousand (USD11,015 thousand) for the six months ended June 30, 2012 due to repayment of bank borrowings the same amount.

Indebtedness

We entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited, Bank of China (Hong Kong) Limited (“BOC”), Guangdong Development Bank Holdings Company Limited and the Hongkong and Shanghai Banking Corporation Limited (“HSBC”). As of June 30, 2012 and December 31, 2011, the aggregate credit limit of these facilities amounted to RMB1,527,071 thousand (USD240,370 thousand) and RMB1,431,862 thousand, respectively. These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement. The credit limit and the respective secured deposits for the accounts receivable factoring agreement shares the same credit limit with the banking facility with BOC.

As of June 30, 2012 and December 31, 2011, the total outstanding bank borrowings amounted to RMB791,909 thousand (USD124,651 thousand) and RMB854,234 thousand, respectively. The weighted average interest rate on outstanding bank borrowings as of June 30, 2012 was 2.3% (December 31, 2011: 2.2%). The aggregate amount of funds secured as pledged deposits with the respective banks at June 30, 2012 and December 31, 2011 amounted to RMB505,064 thousand (USD79,500 thousand) and RMB431,695 thousand, respectively.

We record the transfers of accounts receivable pursuant to a factoring agreement with BOC as sales when it is considered to have surrendered control of such receivables. For the three and six months ended June 30, 2012 and 2011, we received proceeds from the sale of accounts receivable amounting to RMB163,272 thousand (USD25,700 thousand) and RMB306,370 thousand, respectively and RMB395,020 thousand (USD62,179 thousand) and RMB367,773 thousand, respectively. In addition, we recorded interest expense amounting to RMB1,725 thousand (USD272 thousand) and RMB1,514 thousand, respectively, and RMB3,089 thousand (USD486 thousand) and RMB1,759 thousand, respectively, in respect of the factored accounts receivable for the three and six months ended June 30, 2012 and 2011. As of June 30, 2012 and December 31, 2011, we have factored accounts receivable which have not yet settled by the debtors to BOC amounting to RMB251,815 thousand (USD39,637 thousand) and RMB259,309 thousand, respectively.

In certain circumstances, the Group has arranged to transfer with recourse certain of its bills receivable to banks. Under this discounting arrangement, the bank pays a discounted amount to the Group and collects the amounts owed from the customers’ banks. The discount costs 6.0% to 7.0% of the balance transferred, which is recorded as “interest expense”. The Group has not discounted any bills receivable during the three months and six months ended June 30, 2012. For the three months and six months ended June 30, 2011, the Group received proceeds, net of discount, from the sale of bills receivable amounting to RMB22,443 thousand and RMB 28,695 thousand, respectively. In addition, the Group recorded discounts amounting to RMB383 thousand and RMB486 thousand, respectively, in respect of the bills receivable sold for the three months and six months ended June 30, 2011.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The State Administration of Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended, or the “Rules”. Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

Since July 2005, the Renminbi is no longer pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. As of June 30, 2012, the exchange rate of RMB to $1.0000 was RMB6.3530.

We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi. The majority of our net revenue are denominated in Renminbi.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of June 30, 2012 and December 31, 2011, we have cash denominated in U.S. dollars amounting to RMB542,309 thousand (USD85,363 thousand) and RMB469,500 thousand, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a foreign currency translation adjustment of RMB2,624 thousand (USD413 thousand) for the quarter ended June 30, 2012. We do not currently engage in hedging activities and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from short-term variable rate borrowings from time to time. Our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. Our bank borrowings amounted to RMB791,909 thousand (USD124,651 thousand) as of June 30, 2012. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date.

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If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately RMB7,919 thousand (USD1,246 thousand). The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.

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EXHIBIT INDEX

Financial Statements and Exhibits.

Exhibit Number	Description
101.1	Interactive Data Files*

* To be filed by amendment, in accordance with Rule 405 of Regulation S-T.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COGO GROUP, INC.

August 16, 2012	By:	/s/ Jeffrey Kang
Jeffrey Kang
Chairman and Chief Executive Officer
(Principal Executive Officer)

August 16, 2012	By:	/s/ Frank Zheng
Frank Zheng
Chief Financial Officer
(Principal Financial Officer)